

December 16, 2014

Via E-mail
Si Chen
Chief Executive Officer and President
American Lorain Corporation
BeihuanZhong Road
Junan County
Shandong, People's Republic of China, 276600

  Re: **American Lorain Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed March 31, 2014
     Definitive Proxy Statement on Schedule 14A
     Filed April 30, 2014
     Form 10-Q for Quarterly Period Ended September 30, 2014
     Filed November 19, 2014
     File No. 1-34449

Dear Mr. Chen:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Legal Proceedings, page 25

1. We note you disclose that there are no material legal proceedings to which you are a party that you expect to have a material adverse effect on your financial condition. However, you disclosed in your Form 10-K for the fiscal year ended December 31, 2012 that Mr. Ballantyne resigned as a director in connection with the Wisconsin suit challenging Mr. Chen's, your chairman, chief executive officer and president's, offer to purchase all outstanding ordinary shares at a proposed price of $1.6 per ordinary shares.

Please tell us the current status of Mr. Chen's going private proposal, the Board's evaluation of such proposal, and the Wisconsin litigation.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 26

Liquidity and Capital Resources, page 31

2.   Please expand your discussion of liquidity and capital resources to identify and discuss factors relevant to providing an understanding of your current and future liquidity and capital resources, particularly in relation to your financing arrangements. We note you disclose your financing activities provided net cash of $29.0 million in 2013 as compared to $8.3 million in 2013. Your disclosure should discuss expectations regarding your debt levels and servicing abilities as well as your sources and uses of cash.

Form 10-Q for Quarterly Period Ended September 30, 2014

3.   Tell us the reason for the increase in inventories since December 31, 2013.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director